UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Furusato Kogyo Kabushiki Kaisha Kabushiki Kaisha Maruka
(Name of Subject Company)
Furusato Industries,Ltd. Maruka Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Furusato Industries,Ltd. Maruka Corporation
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

Furusato Industries,Ltd.

Attn: Taketsugu Fujii

1-2-10, Minamishinmachi, Chuo-ku, Osaka 540-0024, Japan

+81-6-6946-9605

Maruka Corporation

Attn: Kazuhiko Nishimoto

2-2-5 Minamishinmachi, Chuo-ku, Osaka 540-0024, Japan

+81-6-6450-6823

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notification Regarding Integration of Maruka Corporation and Furusato Industries, Ltd. through Establishment of Joint Holding Company (Share Transfer), dated May 7, 2021 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Furusato Industries,Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 7, 2021.

Maruka Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 7, 2021.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Furusato Industries,Ltd.

/s/ Taketsugu Fujii_____________

Name: Taketsugu Fujii

Title: Director & General Manager of

Administration Department

Date: May 7, 2021

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Maruka Corporation

/s/ Kunihiko Iida________________

Name: Kunihiko Iida

Title: President & CEO

Date: May 7, 2021